March 26, 2025

Yftah Ben Yaackov
Chief Executive Officer
Femto Technologies Inc.
7000 Akko Road
Kiryat Motzkin
Israel

       Re: Femto Technologies Inc.
           Registration Statement on Form F-1
           Filed March 12, 2025
           File No. 333-285755
Dear Yftah Ben Yaackov:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1. We note that in its recent private placement, the company issued 4,076,736 Units, each consisting of one common share, one Series A Warrant to purchase one common share and one Series B Warrants to purchase one common share. Please tell us why you are registering 27,960,512 common shares issuable upon exercise of the Series A
       Warrants and 201,315,663 common shares issuable upon exercise of the Series B
       Warrants.
2. We note your disclosure indicates that you have an "alternative cashless exercise option." Based on your disclosures on page 72, it appears that each Series B warrant could be exercised for 3 common stock shares on a cashless basis rather than for one share on a cash basis. Please revise your cover page disclosure to highlight that the
 March 26, 2025
Page 2

          alternative cashless exercise    provision would allow a Series B
warrant holder to
       receive 3 shares of common stock without having to make any exercise payment, and provide a materially complete discussion of the impact of such exercise on existing shareholders. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Series B warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Crispino at 202-551-3456 or Matthew Derby at 202-551-3334
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology